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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Metromedia International Group, Inc.

(Name of Issuer)

Common Stock; 7-1/4% Cumulative Convertible Preferred Stock

(Title of Class of Securities)

591695101 (Common Stock)

591695200 (Preferred Stock)

(CUSIP Number)

December 31, 1998

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power Common Stock 0 Preferred Stock 0
6. Shared Voting Power Common Stock 5,279,393 Preferred Stock 218,900
7. Sole Dispositive Power Common Stock 0 Preferred Stock 0
8. Shared Dispositive Power Common Stock 5,956,023 Preferred Stock 232,200

9. Aggregate Amount Beneficially Owned by Each Reporting Person

Common Stock 5,956,023

Preferred Stock 232,200

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11)

Common Stock 8.52

Preferred Stock 5.61

12. Type of Reporting Person (See Instructions)

PN, IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power Common Stock 0 Preferred Stock 0
6. Shared Voting Power Common Stock 5,279,393 Preferred Stock 218,900
7. Sole Dispositive Power Common Stock 0 Preferred Stock 0
8. Shared Dispositive Power Common Stock 5,956,023 Preferred Stock 232,200

9. Aggregate Amount Beneficially Owned by Each Reporting Person

Common Stock 5,956,023

Preferred Stock 232,200

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11)

Common Stock 8.52

Preferred Stock 5.61

12. Type of Reporting Person (See Instructions)

CO

Item 1.

(a) Name of Issuer

Metromedia International Group, Inc.

(b) Address of Issuer's Principal Executive Offices

One Meadowlands Plaza, East Rutherford, NJ 07073-2137

Item 2.

(a) The names of the persons filing this statement are Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers"). Persons enumerated in Instruction C of Schedule 13D are Alan Barry Snyder ("Snyder"), Walter Niemasik, Jr. ("Niemasik"), Margot Thorington Murtaugh ("Murtaugh"), Robert John Stanton ("Stanton"), Steven James Block ("Block"), Peter Stuart Voss ("Voss"), Susan Roberta Katz-Snyder ("Katz-Snyder") and Sherry Ann Umberfield ("Umberfield") (collectively, with the Filers, the "Named Persons").

As of December 31, 1998, SCMI was the sole general partner of SCMLP. As of December 31, 1998, both SCMLP and SCMI were wholly owned by Nvest Companies, L.P. ("Nvest Companies"), a limited partnership affiliated with Nvest, L.P., a publicly traded limited partnership. As of December 31, 1998, the general partner of Nvest, L.P. and the managing general partner of Nvest Companies was an indirect, wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). As of December 31, 1998, MetLife beneficially owned all of the general partner interests in Nvest Companies and Nvest, L.P. and, in the aggregate, general partner and limited partner interests of Nvest Companies and Nvest, L.P. representing approximately 47% of the economic interests in the business of Nvest Companies.

As of December 31, 1998, SCMI and Nvest Companies operated under an understanding that all investment and voting decisions regarding advisory accounts managed by SCMLP were to be made by SCMI and SCMLP not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP did not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

(b) The business address of SCMLP, SCMI, Snyder, Niemasik, Murtaugh, Stanton, Block and Katz-Snyder is 350 California Street, San Francisco, CA 94104. The business address of Voss, Umberfield, Nvest Companies and Nvest, L.P. is 399 Boylston Street, Boston, MA 02116. The business address of MetLife is One Madison Avenue, New York, New York 10010.

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) The titles of the classes of securities are common stock and 7-1/4% cumulative convertible preferred stock.

(e) The CUSIP number of the Issuer is:

591695101 (Common Stock)

591695200 (Preferred Stock)

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [X] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The Filer is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

SCMLP is a registered investment adviser. SCM is the controlling general partner of SCMLP.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2001

SNYDER CAPITAL MANAGEMENT, L.P. By: Snyder Capital Management, Inc., General Partner By: \s\ Steven J. Block Steven J. Block, Vice President	SNYDER CAPITAL MANAGEMENT, INC. By: \s\ Steven J. Block Steven J. Block, Vice President

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock and 7-1/4% cumulative convertible preferred stock of Metromedia International Group, Inc. For that purpose, the undersigned hereby constitute and appoint Snyder Capital Management, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: January 10, 2001

SNYDER CAPITAL MANAGEMENT, L.P. By: Snyder Capital Management, Inc., General Partner By: \s\ Steven J. Block Steven J. Block, Vice President	SNYDER CAPITAL MANAGEMENT, INC. By: \s\ Steven J. Block Steven J. Block, Vice President